Exhibit 99.1

SILVERCORP METALS INC.
Suite 1750 - 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Silvercorp Metals Inc. (the “Company”) will be held at Oceanic Plaza, Suite 1750, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada on Friday, September 30, 2022 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended March 31, 2022, together with the report of the auditor thereon;

2.	to fix the number of directors at six (6);

3.	to elect directors of the Company for the ensuing year;

4.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration;

5.

to consider, and if deemed appropriate, to pass with or without variation, an ordinary resolution re-approving the Company’s share-based compensation plan (the “Omnibus Plan”), and all unallocated Awards thereunder, approved by the Company’s board of directors on August 15, 2022, as more particularly described in the accompanying management information circular; and

6.	to transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

The record date for the notice and for voting at the Meeting is August 15, 2022. Only registered shareholders at the close of business on August 15, 2022 are entitled to receive notice of and vote at the Meeting, or at any adjournments thereof.

Registered Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the accompanying form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Information Circular accompanying this notice.

Shareholders who hold their shares in the Company through a broker or intermediary are not registered Shareholders, and should refer to the accompanying Information Circular for instructions on how to vote their shares.

The Company has elected to use the notice and access model provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations for distribution of the Meeting materials to registered and beneficial Shareholders. The Company will deliver this notice, the Information Circular, and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.envisionreports.com / https://silvercorpmetals.com/AGM2022. The Meeting Materials will be posted on this website on August 23, 2022, and will be available thereon for one year following the date of this notice. In addition, the Meeting Materials are available on the Company’s profile on SEDAR at

www.sedar.com. Please review the information carefully before voting.

Notice and Access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll free in North America 1-866-962-0498 or direct, from outside of North America, by calling 514-982-8716 and entering your control number as indicated on your proxy or voting instruction form. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request if such requests are made before the Meeting. To obtain paper copies of the Meeting Materials after the Meeting, please call 1-888-224-1881.

In light of the ongoing novel coronavirus (“COVID-19”) pandemic and efforts to reduce its spread, including the potential for new restrictions on in-person gatherings, and concern for the wellbeing of Shareholders, directors, their families and others, the Company encourages you to vote by proxy in advance of the Meeting. The Company may restrict access to the Meeting to registered Shareholders or their duly appointed proxyholders. Those attending the Meeting in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings.

If you have any questions call toll free: 1-866-964-0492 or email www.computershare.com/noticeandaccess to find out more about notice and access.

DATED at Vancouver, British Columbia, this 15th day of August 2021

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”

Dr. Rui Feng
Chairman, CEO and Director
Silvercorp Metals Inc.